Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Aperture Acquisition Corp (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-254681) of our report dated March 24, 2021, except for Note 2, and the first paragraph of Note 8, to which the date is May 27, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Aperture Acquisition Corp as of February 26, 2021 and for the period from February 10, 2021 (inception) through February 26, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

May 27, 2021